

03011341
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 6 2003
D.C. 207 SECTION

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Nolan   617-345-5837
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

200 Clarendon Street, Boston, MA   02116-5072
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant ;
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, _____John King_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BTM Financial Services, Inc._____, as of _____December 31_____, _____2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____Barbara Brady_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemptive Provision under Sec Rule 15c 3-3
- ☒ (p) Statement of Cash Flows

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BTM FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2002

together with

AUDITORS' REPORT

CONTENTS

Report of Independent Auditor

Internal Control Report


ERNST & YOUNG

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors of
BTM Financial Services, Inc.

We have audited the accompanying statement of financial condition of BTM Financial Services, Inc. (the "Company") as of December 31, 2002, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTM Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 17, 2003

BTM FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2002

ASSETS

Cash and cash equivalents	$	7,214,952
Advances to affiliate		3,054,624
Fees receivable		2,016,675
Total Assets	$	12,286,251

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	18,782
Deferred taxes		872
Due to affiliates		238,498
Total Liabilities		258,152
Shareholder's Equity:		
Common stock $1 par value; 250,000 shares		
authorized, 1,000 shares issued and		
outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		3,844,301
Total Shareholder's Equity		12,028,099
Total Liabilities and Shareholder's Equity	$	12,286,251

The accompanying notes are an integral part of these financial statements.

BTM FINANCIAL SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the Year Ended December 31, 2002

Income:		
Placement and structuring fees	$	19,433,302
Interest income		171,954
		19,605,256
Expenses:		
Management fees to affiliate		19,433,302
Association dues		23,808
Other		34,966
		19,492,076
Income before income tax expense		113,180
Income tax expense		48,532
Net income	$	64,648
Retained earnings, December 31, 2001	$	3,779,653
Retained earnings, December 31, 2002	$	3,844,301

The accompanying notes are an integral part of these financial statements.

BTM FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

as of December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained (Deficit) Earnings	Total
Balance, December 31, 2001	$ 1,000	$ 8,182,798	$ 3,779,653	$ 11,963,451
Net income	-	-	64,648	64,648
Balance, December 31, 2002	$ 1,000	$ 8,182,798	3,844,301	$ 12,028,099

The accompanying notes are an integral part of these financial statements.

3

BTM FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	64,648
Adjustments to reconcile net income		
to net cash used for operating activities:		
Net decrease in advances receivable from affiliate		639,104
Decrease in deferred tax asset		105,957
Decrease in fees receivable		2,444,126
Increase in income taxes payable		492
Increase in deferred taxes		872
Decrease in due to affiliates		(4,351,052)
Net cash used for operating activities		(1,095,853)
Cash and cash equivalents at December 31, 2001		8,310,805
Cash and cash equivalents at December 31, 2002	$	7,214,952

Supplemental disclosure of cash flow information		
Cash paid (received) during the year for:		
Interest	$	(149,580)
Taxes	$	31,241

The accompanying notes are an integral part of these financial statements.

1. Description of Activities

BTM Financial Services, Inc. (the Company) is a subsidiary of The Bank of Tokyo-Mitsubishi Trust Company (the Parent Company), which in turn is a subsidiary of The Bank of Tokyo-Mitsubishi, Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed. Fees receivable consists of placement fees earned on completed transactions where the cash has not yet been received.

The Company has defined cash and cash equivalents in the statement of cash flows as cash and short term investments with maturities of less than three months.

3. Transactions with Affiliates

Management fees are assessed by BTM Capital Corporation (BTMCC), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company. At December 31, 2002, Due to Affiliates included $207,336 for management fees due to BTMCC and $31,162 for customer referral fees due to branch offices of the Parent Company.

Advances to affiliate of $3,054,624 consist of amounts due on demand from an affiliated company with interest paid monthly. Interest income on the advances to an affiliate company, computed at a Money Market rate (1.58% at December 31, 2002) amounted to $149,580 for the year ended December 31, 2002.

4. Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. At December 31, 2002, the Company had a $9,234 tax payable due to the Parent Company. This amount is included in income taxes payable.

The current and deferred portions of the income tax expense are:

5

For the Year Ended December 31,

Dollars in thousands	2002
Current provision:	
Federal	$31,526
State	8,540
	40,066
Deferred provision:	
Federal	3,285
State	5,181
	8,466
Income tax expense	$48,532

Deferred taxes are determined based on the estimated future tax effects of the differences between the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The Company's only temporary difference is attributable to the difference between the amount of state taxes accrued for financial accounting and state tax purposes.

The federal statutory rate is reconciled to the effective income tax rate as follows:

For the Year Ended December 31,

	2002
Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefit	7.9
	42.9%

5. Net Capital Requirements and Reserve Requirements

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Those requirements prohibit a broker-dealer from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined, or (b) its net capital is less than $5,000. At December 31, 2002, the Company's net capital and minimum required net capital were $6,956,800 and $17,210 respectively, and its ratio of aggregate indebtedness to net capital was approximately .04 `to 1.

The Company does not carry customer accounts or otherwise hold customer funds and accordingly is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the accompanying statement of financial condition, for which it is practical to estimate that value. Management believes that the carrying amounts of assets and liabilities on the accompanying statement of condition approximate their fair value.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

12,028,099
[3480]

2. Deduct ownership equity not allowable for Net Capital

-
[3490]

3. Total ownership equity qualified for Net Capital

12,028,099
[3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

B. Other (deductions) or allowable credits (List)

[3525A]   [3525B]

[3525C]   [3525D]

[3525E]   [3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

12,028,099
[3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition

5,071,299
[3540]

B. Secured demand note deficiency

+ [3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges ~

+ [3600]

D. Other deductions and/or charges

+ [3610]

-5,071,299
[3620]

7. Other additions and/or credits (List)

[3630A]   + [3630B]

[3630C]   + [3630D]



                + $\underline{0}$

             [3630E]   [3630F]   [3630]

8. Net capital before haircuts on   6,956,800
securities positions   [3640]

9. Haircuts on securities (computed,
where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments   +

                                                [3660]

B. Subordinated securities borrowings   +

                                                [3670]

C. Trading and investment securities:

1. Exempted securities   +

                                                [3735]

2. Debt securities   +

                                                [3733]

3. Options   +

                                                [3730]

4. Other securities   +

                                                 [3734]

D. Undue Concentration   +

                                                [3650]

E. Other (List)

                             [3736A]   +   [3736B]

                             [3736C]   +   [3736D]

                             [3736E]   +   [3736F]

                                                    $\underline{0}$ $\underline{0}$

                                                   [3736]   [3740]

10. Net Capital   6,956,800

                                                                            [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

17,210
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

+ 5,000

13. Net capital requirement (greater of line 11 or 12)

17,210
[3760]

14. Excess net capital (line 10 less 13)

6.939.590
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

6.930.984
[3780]

The accompanying note to supplementary schedules is an integral part of this schedule.

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of
Financial Condition

258,152
[3790]

17. Add:

A. Drafts for immediate credit

+ [   ]
[3800]

B. Market value of securities borrowed for which
no equivalent value is paid or credited

+ [   ]
[3810]

C. Other unrecorded amounts(List)

[   ]   + [   ]
[3820A]   [3820B]

[   ]   + [   ]
[3820C]   [3820D]

[   ]   + [   ]
[3820E]   [3820F]

                           0   0
                        [3820]   [3830]

19. Total aggregate indebtedness

258,152
[3840]

20. Percentage of aggregate indebtedness to net
capital (line 19 / line 10)

4%
[3850]

10

The accompanying note to supplementary schedules is an integral part of this schedule.

BTM FINANCIAL SERVICES, INC.

COMPUTATION OF NONALLOWABLE ASSETS

December 31, 2002

Advances to affiliates	$3,054,624
Other assets	2,016,675
	$5,071,299

The accompanying notes are an integral part of these financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]

    (1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]

    (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]

    (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s Name		Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580

    (3)--Exempted by order of the Commission

--

    In the opinion of management, the company has complied with the exemptive provisions of rule 15c3-3 for the year ended December 31, 2002.

The accompanying note to supplementary schedules is an integral part of this schedule.

BTM FINANCIAL SERVICES, INC.

NOTE TO SUPPLEMENTARY SCHEDULES

December 31, 2002

No material differences exist between the audited Schedules I and II and the corresponding schedules included in the unaudited December 31, 2002 Form X-17A-5 Part IIA filing, as amended.

=ij *ERNST & YOUNG*

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Independent Auditors' Supplementary
Report on Internal Control

The Board of Directors of
BTM Financial Services, Inc.

In planning and performing our audit of the financial statements of BTM Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedenss and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the pragtices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 17, 2003